UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Rimini Street, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q 107
(CUSIP Number)

Seth A. Ravin C/O Rimini Street, Inc. 3993 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169 (702) 839-9671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 6
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Ravin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,485,115 shares*

	8	SHARED VOTING POWER
-0- shares

	9	SOLE DISPOSITIVE POWER
13,485,115 shares*

	10	SHARED DISPOSITIVE POWER
-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,485,115 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Reflects (i) 13,293,585 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Issuer (as defined below) and 191,530 shares of Common Stock underlying stock options that may be exercised by the Reporting Person (as defined below) within 60 days of the date hereof.
** Percentage calculated based on 58,580,796 shares of Common Stock as of October 17, 2017 as disclosed in the Issuer’s Form 10-Q filed on October 18, 2017 with the Securities and Exchange Commission, plus the 191,530 shares of Common Stock underlying stock options that may be exercised by the Reporting Person within 60 days of the date hereof.

Item 1.	Security and Issuer.

This statement (this “Statement”) relates to the common stock, par value $0.0001 per share, of Rimini Street, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169.

Item 2.	Identity and Background.

(a)	Name

This Statement is being filed by Seth A. Ravin (the “Reporting Person”).

(b)	Residence or Business Address

The business address of the Reporting Person is 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Seth A. Ravin is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, a global provider of enterprise software products and services.

The Reporting Person may be deemed to beneficially own 13,485,115 shares of Common Stock, which include 191,530 shares of Common Stock underlying stock options exercisable within sixty days of the date hereof held directly by the Reporting Person and 13,293,585 shares of Common Stock held by The SAR Trust U/A/D August 30, 2005 (the “SAR Trust”), of which the Reporting Person is trustee.

(d)	Criminal Convictions

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 16, 2017, GP Investments Acquisition Corp., a Cayman Islands exempted company (“GPIA”), Let’s Go Acquisition Corp., a wholly-owned subsidiary of GPIA (“Let’s Go”), Rimini Street, Inc. (“RSI”), a corporation incorporated in Nevada in September 2005, and, solely in his capacity as the initial Holder Representative (as defined in the Merger Agreement) for the limited purposes set forth therein, the person specified as such in the Merger Agreement entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017.

On October 10, 2017, GPIA deregistered as an exempted company in the Cayman Islands and domesticated as a corporation incorporated under the laws of the State of Delaware. Also on October 10, 2017, as contemplated by the Merger Agreement, Let’s Go merged with and into RSI, with RSI surviving the merger (the “first merger”), with the surviving corporation then merging with and into GPIA, with GPIA surviving the merger (the “second merger” and, together with the first merger, the “mergers”). Immediately after consummation of the second merger, GPIA was renamed “Rimini Street, Inc.”, which is the Issuer.

On the effective date of the domestication, each issued and outstanding ordinary share, par value $0.0001 per share, of GPIA prior to its domestication converted automatically by operation of law, on a one-for-one basis, into shares of Common Stock after its domestication as a corporation incorporated in the State of Delaware, as renamed “Rimini Street, Inc.”

The merger consideration consisted of (i) 48,868,647 newly issued shares of Common Stock in exchange for common shares and certain warrants of RSI, (ii) the conversion of outstanding options for the purchase of shares of common stock of RSI into an aggregate of approximately 13,260,000 newly issued options exercisable at a weighted average price per share of $2.76 for the purchase of shares of Common Stock, and (iii) the conversion of certain outstanding warrants for the purchase of shares of common stock of RSI into an aggregate of 3,440,424 newly issued warrants for the purchase of shares of Common Stock, exercisable at a price per share of $5.64.

In connection with the mergers, the SAR Trust (of which the Reporting Person is trustee) received an aggregate of 13,485,115 shares of Common Stock in exchange for 55,525,800 shares of common stock of RSI and the Reporting Person also received employee stock options exercisable for 287,295 shares of Common Stock (191,530 of which are currently exercisable or will become exercisable within 60 days of the date hereof) in exchange for employee stock options exercisable for 1,200,000 shares of common stock of RSI.

GPIA entered into a lock-up letter, dated May 16, 2017 (the “lock-up letter”), with the Reporting Person (as trustee of SAR Trust), Thomas C. Shay and Adams Street Partners LLC and certain Adams Street fund limited partnerships (together, the “Lock-up Stockholders”). Pursuant to the lock-up letter, among other things, the Lock-up Stockholders have agreed not to transfer or otherwise dispose of any shares of Common Stock that they receive upon consummation of the business combination for a period of twelve months from the effectiveness of the first merger (the “lock-up period”), subject to certain exceptions, including, among other things, if the last sale price equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the effectiveness of the first merger.

The merger consideration received by the Reporting Person is also subject to an indemnification escrow of 1,788,849 shares of Common Stock for a period of one year following the consummation of the mergers (the “escrow shares”). These escrow shares, as well as the escrow shares of the other Lock-up Stockholders, were deducted from the shares of Common Stock issuable as merger consideration to certain Rimini Street stockholders, to secure any indemnification claims by GPIA under the Merger Agreement. Any shares of Common Stock remaining in the indemnification escrow after twelve months following the consummation of the mergers (subject to any outstanding claims) will be distributed to those Rimini Street stockholders from whom the shares were withheld, including the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person received shares of Common Stock as described in Item 3 of this Statement.

The Reporting Person is currently the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and intends to continue to participate in the management and operations of the Issuer as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. He intends to continue to evaluate his ownership and voting position in the Issuer and may continue to hold his equity position in the Issuer, consider acquiring additional securities of the Issuer, including through his compensatory arrangements with the Issuer, and eventually dispose of his equity position in the Issuer.  The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth herein, the Reporting Person (in his capacity as stockholder of the Issuer) has no present intent or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference.

(c)            Except as disclosed elsewhere in this Statement, the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

(d)           Other than the SAR Trust, of which the Reporting Person is trustee, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2017

	By:	/s/ Seth A. Ravin
Seth A. Ravin